UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                           Rheometric Scientific, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    762073104
                                ----------------
                                 (CUSIP Number)

                           Andlinger Capital XXVI LLC
                           105 Harbor Drive, Suite 125
                               Stamford, CT 06902
                          Attention: Stephen A. Magida
                                 (203) 348-6690

                                 with a copy to:

                                Paul Gluck, Esq.
                                     Dechert
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 698-3533

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 31, 2002
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box.   [  ]

             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------------

             * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Andlinger Capital XXVI LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]  (b) [X]

--------- ----------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
----------------------- --------- ----------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  17,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  17,606,000 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [  ]
             CERTAIN SHARES*

------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             56.9%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             00
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Gerhard R. Andlinger
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]  (b) [X]

--------- ----------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          PF
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
----------------------- --------- ----------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  17,751,500 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  17,751,500 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,751,500 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [  ]
             CERTAIN SHARES*

------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             57.1%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Robert M. Castello
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]  (b) [X]

--------- ----------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
----------------------- --------- ----------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  17,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  17,606,000 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [  ]
             CERTAIN SHARES*

------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             56.9%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Stephen A. Magida
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]  (b) [X]

--------- ----------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
----------------------- --------- ----------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  17,751,500 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  17,751,500 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,751,500 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [  ]
             CERTAIN SHARES*

------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             57.1%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Mark F. Callaghan
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]  (b) [X]

--------- ----------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
----------------------- --------- ----------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  17,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  17,606,000 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [  ]
             CERTAIN SHARES*

------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             56.9%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Merrick G. Andlinger
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]  (b) [X]

--------- ----------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
----------------------- --------- ----------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  17,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  17,606,000 shares
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [  ]
             CERTAIN SHARES*

------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             56.9%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.      Security and Issuer.
-------      --------------------

             This Amendment No. 3 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 17, 2000 (the "Original Statement"), amended on November 22, 2000 and August 8, 2002 (as so amended and, as amended by this Amendment, the "Statement"), on behalf of Andlinger Capital XXVI LLC ("Andlinger Capital XXVI"), Gerhard R. Andlinger, Robert M. Castello, Stephen A. Magida, Merrick G. Andlinger and Mark F. Callaghan (collectively, the "Reporting Persons"), relates to the common stock, $.01 par value per share (the "Common Stock"), of Rheometric Scientific, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Issuer is One Possumtown Road, Piscataway, New Jersey 08854.

Item 3.      Source and Amount of Funds or Other Consideration.
-------      --------------------------------------------------

             On or about October 31, 2002, the Issuer issued to Andlinger Capital XXVI a new warrant to purchase up to one million shares of Common Stock at an exercise price of $1.00 per share (the "Investor C Warrant" and together with the remaining Investor A Warrants and the Investor B Warrants (as such terms are defined in the Original Statement), the "Warrants"), in exchange for the agreements of Andlinger Capital XXVI set forth in Item 4 of this Amendment. Andlinger Capital XXVI did not pay any cash consideration to the Issuer as payment for the Investor C Warrant.

Item 4.      Purpose of Transaction.
-------      -----------------------

             On October 30, 2002, at a meeting of the Board of Directors of the Issuer, the Issuer's Board of Directors approved the Issuer's entry into an agreement (the "Investor C Warrant Agreement") with Andlinger Capital XXVI, its principal stockholder, pursuant to which Andlinger Capital XXVI would agree to purchase an additional $500,000 of the Issuer's Series B Preferred Stock as contemplated by the Securities Purchase Agreement the Issuer entered into with Andlinger Capital XXVI on August 8, 2002; to defer its right to have all of the outstanding Series B Preferred Stock owned by it redeemed in full by the Issuer upon the closing of the sale of the Issuer's rheology instruments and services business to Waters Technologies Corporation and instead to have the redemptions occur in three equal installments, one at the closing, one at the six-month anniversary of the closing and one at the twelve-month anniversary of the closing (each, a "New Redemption Date"); and to subordinate such deferred payments to amounts payable by the Issuer to the Issuer's landlord under the lease for the Issuer's Piscataway, New Jersey facility and to Axess Corporation, in exchange for which the Issuer would issue to Andlinger Capital XXVI the Investor C Warrant, with an expiration date of March 6, 2007, to purchase up to one million shares of Common Stock having an exercise price equal to $1.00 per share, the average of the closing prices of the Common Stock over the ten trading days immediately preceding October 30, 2002, and on substantially the same other terms and conditions as the existing Investor A Warrants and Investor B Warrants held by Andlinger Capital XXVI.

             The Investor C Warrant Agreement would further provide that in the event the Issuer requests Andlinger Capital XXVI, and Andlinger Capital XXVI agrees, to defer the redemption of its shares of Series B Preferred Stock for an additional year from one or more of the New

Redemption Dates, for each such deferment the Issuer shall issue to Andlinger Capital XXVI a new warrant to purchase up to 333,333 shares of Common Stock at a per share exercise price equal to the average of the closing prices of the Common Stock over the ten trading days immediately preceding the New Redemption Date from which such redemption is being deferred and having an expiration date of March 6, 2007, and on substantially the same other terms and conditions as the existing Warrants held by Andlinger Capital XXVI.

             At the same October 30 meeting, the Issuer's Board of Directors resolved that for services rendered over approximately the past 18 months, and to be rendered in the future, in connection with the Issuer's attempts to sell the Issuer's rheology instruments and services business, the Issuer shall pay to ANC Management Corp., an affiliate of Andlinger Capital XXVI, an investment banking fee of $350,000, subject to the closing of the sale of the Issuer's rheology instruments and services business. The fee would be payable in three equal installments, one at closing, one at the six-month anniversary of the closing and one at the twelve-month anniversary of the closing.

             The Board of Directors at the October 30 meeting also approved a $100,000 fee payable in three installments to ANC Management Corp., subject to the Closing of the sale of the Issuer's rheology instruments and services business. The Board of Directors discussed that since March 2000, when Andlinger Capital XXVI acquired its interest in the Issuer, ANC Management Corp. has provided a variety of services to the Issuer, for which ANC Management Corp. has received nominal or no consideration. These include: providing the services of a Chairman and Chief Executive Officer, for which the Issuer pays $1 annually; providing the services of an Executive Vice President of Business Development (who is also a director); providing substantial support in identifying, negotiating and closing the Protein Solutions acquisition; providing substantial support in identifying, negotiating and closing the Aviv Instruments acquisition; and rendering general management, strategic and financial advice to the Issuer. Board Members who are affiliated with Andlinger Capital XXVI or ANC Management Corp. do not receive any compensation from the Issuer for services as a director or for attending meetings of the Board of Directors. In addition to providing the above mentioned services, in 2002 specifically, ANC Management Corp., for no compensation: interviewed potential underwriters to assist the Issuer in the Issuer's efforts to raise new equity capital; solicited, reviewed and presented to the Issuer investment proposals from several private investment firms; and guaranteed the Issuer's payment of certain legal fees to the Issuer's outside special counsel for work related to the sale of the Issuer's rheology instruments and services business. The Board of Directors considered the services that had been provided by ANC Management Corp. and resolved that as compensation for the services, the Issuer shall pay to ANC Management Corp. $100,000, subject to the closing of the sale of the Issuer's rheology instruments and services business, such fee to be payable in three equal installments, one at closing, one at the six-month anniversary of the closing and one at the twelve-month anniversary of the closing.

             The Reporting Persons do not have any plans or proposals, other than those described in Item 4 and Item 6 of this Statement, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their interests in Andlinger Capital XXVI and its investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the shares of the Common Stock or the Warrants, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock or the Warrants held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.      Interest in Securities of the Issuer.
-------      -------------------------------------

             Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and information provided by the Issuer, there are issued and outstanding 24,926,411 shares of Common Stock (not including as outstanding for such purpose shares of Common Stock issuable upon exercise of the Warrants).

             Andlinger Capital XXVI beneficially owns and has the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 17,606,000 shares of Common Stock (of which 6,000,000 shares are attributable to the Warrants), representing approximately 56.9% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the Warrants).

             By virtue of Mr. G. Andlinger's relationship with Mr. Magida and as a controlling person of Andlinger & Company, Inc. and/or its affiliates, Mr. G. Andlinger may be deemed to have shared power to dispose of or direct the disposition of, and shared power to vote or direct the vote of, an aggregate of 17,751,500 shares of Common Stock (of which 6,000,000 shares are attributable to the remaining Warrants), representing 57.1% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the Warrants). Of such 17,751,500 shares of Common Stock, 17,606,000 shares are beneficially owned directly by Andlinger Capital XXVI and 145,500 are beneficially owned directly by the Gerhard R. Andlinger Intangible Asset Management Trust (the "Trust"). Mr.
G. Andlinger is the sole beneficiary of the Trust.

             Mr. Magida, as manager and as a member of Andlinger Capital XXVI and as trustee under the Trust, has shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, an aggregate of 17,751,500 shares of Common Stock (of which 6,000,000 shares are attributable to the Warrants), representing 57.1% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the Warrants).

             Messrs. Castello, Callaghan and M. Andlinger by virtue of their relationships with the other Reporting Persons and as members of Andlinger Capital XXVI may be deemed to have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, an aggregate of 17,606,000 shares of Common Stock (of which 6,000,000 shares are attributable to the Warrants), representing 56.9% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the Warrants). Messrs. Castello, Callaghan and M. Andlinger disclaim beneficial ownership of such shares.

             Other than the transactions described in Item 3 of this Amendment, the Reporting Persons have not acquired beneficial ownership of any shares of Common Stock during the past 60 days.

Item 6.      Contracts, Arrangements, Understandings or
-------      Relationships with respect to Securities of the Issuer.
             -------------------------------------------------------

             For purposes of acknowledging its approval of the transactions contemplated by the Asset Purchase Agreement, dated as of October 14, 2002, between the Issuer and Waters Technologies Corporation (the "Asset Purchase Agreement"), in its capacity as a stockholder of the Issuer, and as a material inducement to Waters Technologies Corporation to enter into the Asset Purchase Agreement, but for no other purposes, Andlinger Capital XXVI has agreed to vote in favor of the transactions contemplated by the Asset Purchase Agreement as part of the stockholder approval to be described in the Issuer's definitive proxy statement relating to the transactions contemplated by the Asset Purchase Agreement, except in the case of an unsolicited superior proposal.

Item 7.      Material To Be Filed as Exhibits.
-------      --------------------------------

Exhibit I Securities Purchase Agreement, dated as of August 8, 2002, by and between Rheometric Scientific, Inc. and Andlinger Capital XXVI LLC, filed as Exhibit I to the Reporting Persons' Amendment No. 2 to Statement on Schedule 13D filed on August 14, 2002.

Exhibit II Certificate of Designation, Preferences and Rights of Series B Preferred Stock of Rheometric Scientific, Inc., filed as Exhibit II to the Reporting Persons' Amendment No. 2 to Statement on Schedule 13D filed on August 14, 2002.

                                    SIGNATURE


             After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


Date:  November 4, 2002               DLINGER CAPITAL XXVI LLC


                                      By:  /s/ Stephen A. Magida
                                          ---------------------------------
                                      Name:   Stephen A. Magida
                                      Title:  Manager



                                      GERHARD R. ANDLINGER


                                                  ***
                                      -------------------------------------



                                      STEPHEN A. MAGIDA


                                                  ***
                                      -------------------------------------



                                      MERRICK G. ANDLINGER


                                                  ***
                                      -------------------------------------



                                      ROBERT M. CASTELLO


                                                  ***
                                      -------------------------------------

                                      MARK F. CALLAGHAN


                                                  ***
                                      -------------------------------------





*** By: /s/ Stephen A. Magida
        ---------------------------
        Stephen A. Magida
        Attorney-in-Fact, pursuant to a power of attorney, dated March 28, 2000, a copy of which was filed as part of Amendment No. 1 to Statement on
        Schedule 13D filed by the Reporting Persons on November 22, 2000.



             Attention:   Intentional   misstatements   or   omissions  of  fact
constitute federal criminal violations (see 18 U.S.C.ss. 1001)

                                 EXHIBITS INDEX


Exhibit
Number       Description
-------      -----------

I Securities Purchase Agreement, dated as of August 8, 2002, by and between Rheometric Scientific, Inc. and Andlinger Capital XXVI LLC, filed as Exhibit I to the Reporting Persons' Amendment No. 2 to Statement on Schedule 13D filed on August 14, 2002.

II Certificate of Designation, Preferences and Rights of Series B Preferred Stock of Rheometric Scientific, Inc., filed as Exhibit II to the Reporting Persons' Amendment No. 2 to Statement on Schedule 13D filed on August 14, 2002.